Legacy Teak, LLC

30 N Gould Street, STE R

Sheridan, WY 82801

April 25, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE: Legacy Teak, LLC (the "Company") Request for Withdrawal on Form RW for Registration Statement on Form 1-A (File No. 02411199)

Ladies and Gentleman:

The Company hereby applies for withdrawal of the Company’s Registration Statement (File No. 02411199) on Form 1-A confidentially submitted to the Securities and Exchange Commission (the “Commission”) on April 20, 2020 (the “Registration Statement”), together with all exhibits thereto.

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has not been declared effective, because the Company had only intended to amend its original filing (File No. 024-11191) and not file a completely new registration.  Since the Registration Statement was not declared effective by the Commission, no securities as described in the Registration Statement were sold.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact our legal counsel, Mauricio J. Rauld, Esq. of Premier Law Group at (530-868-6476).

Sincerely yours,

/s/    ____

Name:  Michael Cobb, CEO_____